Mail Stop 4561
via fax (646) 525-3296

October 3, 2008

P. Howard Edelstein
President, Chief Executive Officer and Director
Nyfix, Inc.
100 Wall Street
New York, New York 10005

     Re: **Nyfix, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 17, 2008
              Form 10-Q for the Quarter Ended June 30, 2008
              Filed August 11, 2008
              File No. 001-02292

Dear Mr. Edelstein:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief